200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
MICHELLE E. PETERS michelle.peters@dechert.com +1 617 654 8617 Direct +1 617 275 8413 Fax

September 28, 2011

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Exchange Traded Funds Trust (SEC File Nos. 333-160877 and 811-22320) Post Effective Amendment No. 12 to Registration Statement Filed July 15, 2011

Dear Ms. Browning:

Pursuant to your request, this letter responds to comments you provided to me and Shelley Harding in a telephonic discussion on Wednesday, September 21, 2011, and to me in a subsequent telephone discussion on September 22, 2011, regarding the prospectus and Statement of Additional Information (“SAI”) contained in Post-Effective Amendment No. 12 to the Registration Statement for Russell Exchange Traded Funds Trust (the “Trust” or the “Registrant”) under the Securities Act of 1933 filed with the Securities and Exchange Commission (the “Commission”) as of July 15, 2011. Summaries of the comments, and our responses thereto, are provided below.

Response to Comments

Capitalized terms have the same meaning as defined in the prospectus and SAI unless otherwise indicated. All comments are applicable to each Fund unless otherwise indicated.

GENERAL COMMENTS

1.	Comment:	Please file the Tandy representations via EDGAR Correspondence in regard to this post effective amendment.
	Response:	The requested actions will be taken.
2.	Comment:	Please confirm, supplementally, that the Trust and the Funds will be in compliance with the terms and conditions of the order allowing operation of the Funds as exchange-traded funds.
	Response:	Registrant confirms that the Trust, as well as each of the

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC    EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Funds, will operate in compliance with the terms and conditions of the order allowing the Funds to operate as exchange-traded funds.

PROSPECTUS

3.	Comment:

In the Shareholder Fees table of the Risk/Return Summary section of the Prospectus, please revise the footnote anchored to the “Distribution (12b-1) Fees” line item to reflect that the Board has resolved that no payments pursuant to such Distribution Plan will be made through the first twelve months of the Fund’s operation. Additionally, please confirm that the “3 Years” example in the Expense table will reflect the 12b-1 fee paid under the Distribution Plan.

Response:

Registrant notes that the Board did not specifically resolve that no payments pursuant to the Distribution Plan will be made through the first twelve months of the Fund’s operation. Therefore, no changes have been made in response to this comment.

With respect to the request to confirm that the “3 Years” example in the Expense table will reflect the 12b-1 fee paid under the Distribution Plan, Registrant notes that Instruction 4(a) to Item 3 of Form N-1A allows a registrant to adjust an expense example for any expense reimbursement or fee waiver arrangement for as long as such reimbursement or arrangement is expected to continue. Registrant notes that it is currently expected that no payments will be made pursuant to the Distribution Plan for the foreseeable future. Accordingly, Registrant will not include 12b-1 fees in the “3 Years” example in the Expense table.

4.	Comment:	In the Principal Risks of Investing in the Fund portion of the Risk/Return Summary of the Prospectus, please review the “Equity Securities Risk” to ensure that it accurately captures the types of securities in which the Fund will invest. For example, if the Fund only invests in common stocks, the risk should be renamed “Common Stock Risk” and only describe those risks applicable to common stocks, and not equity securities in general (e.g., subordinate to preferred and debt holders in the case of an issuer’s insolvency). However, if the Fund intends to invest in other types of equity securities in addition to common stocks, please revise the “Principal Investment Strategies of the Fund” accordingly.
Response:

Registrant notes that although the Index will only hold common stocks, the Fund may, as a result of a corporate action, hold equity securities that are not common stocks. Accordingly, Registrant believes that “Equity Securities Risk” accurately captures the types of equity securities the Fund may hold. Additionally, Registrant notes that participating in such corporate actions, and holding securities outside the Index as a result, is not a principal investment strategy of the Fund and therefore, including a discussion of such in the “Principal Investment Strategies of the Fund” may cause investor confusion and/or mislead investors as to the principal investment strategies of investing in the Fund.

5.	Comment:

Under the Principal Investment Strategies of the Fund portion of the Risk/Return Summary for each Fund, please clarify in plain English under which circumstances it may not be possible or practicable for the Funds to invest in the stocks comprising the Index in proportion to their weightings in the Index.

	Response:	Registrant has added the following disclosure (italicized) in response to this comment:

However, under various circumstances, it may not be possible or practicable to purchase all of those stocks in those weightings due to, for example, limited liquidity in the market for a particular stock.

6.	Comment:	Under the Principal Investment Strategies of the Fund portion of the Risk/Return Summary for each Fund, please clarify in plain English when the Funds may overweight certain stocks.
	Response:	Registrant has revised the relevant disclosure to read as follows:
In those circumstances, the Fund may (i) purchase a sample of stocks in the Index; (ii) overweight another stock in the Index; (iii) purchase securities not in the

Index which RIMCo believes are appropriate to substitute for certain securities in the Index or (iv) utilize various combinations of the foregoing, or other available investment techniques, in seeking to track the Index.

7.	Comment:

Under the Principal Investment Strategies of the Fund portion of the Risk/Return Summary for each Fund, please clarify in plain English what is meant by the phrase “various combinations of other available investment techniques.”

	Response:	Please see Registrant’s response to Comment 6.
8.	Comment:	In the Principal Investment Strategies of the Fund section of the Risk/Return Summary of the Prospectus, please avoid the use of equivocal or open-ended terms (e.g., various circumstances).
Response:

Registrant has reviewed the documents for use of equivocal or open-ended terms. After reviewing, Registrant believes that the disclosure is sufficiently detailed to provide adequate and useful information to investors. Accordingly, no changes have been made in response to this comment.

9.	Comment:

Under the Principal Investment Strategies of the Fund portion of the Risk/Return Summary for Russell Small Cap Aggressive Growth ETF, please clarify in plain English what is meant by the phrase “the average company’s earnings.” Specifically, please indicate how the Index Provider determines this benchmark.

Response:

Registrant respectfully declines to revise this disclosure, as Registrant believes its disclosure is clear and sufficient for both potential and existing investors. However, Registrant will consider implementing the comment in its next annual update filing.

10.	Comment:	Under the Principal Investment Strategies of the Fund portion of the Risk/Return Summary for Russell Small Cap Aggressive Growth ETF and Russell Small Cap Consistent Growth ETF, please clarify in plain English what is meant by the phrases “average to high consensus forecasted earnings”

and “historical sales growth.”
Response:

Registrant respectfully declines to revise this disclosure, as Registrant believes its disclosure is clear and sufficient for both potential and existing investors. However, Registrant will consider implementing the comment in its next annual update filing.

11.	Comment:

Under the Principal Investment Strategies of the Fund portion of the Risk/Return Summary for Russell Small Cap Aggressive Growth ETF, please clarify in plain English what is meant by the phrase “momentum characteristics.”

Response:

Registrant respectfully declines to revise this disclosure, as Registrant believes its disclosure is clear and sufficient for both potential and existing investors. However, Registrant will consider implementing the comment in its next annual update filing.

12.	Comment:

The strategy outlined in the fourth paragraph of the Principal Investment Strategies of the Fund portion of the Risk/Return Summary for each Fund explains that the Funds have a reduced chance of outperforming their Index. Please include this as a risk pursuant to Item 4 of Form N1-A.

	Response:	The Principal Risks of Investing in the Fund section of the Risk/Return Summary states:

“Passive Strategy/Index. The Fund is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the Fund may hold constituent securities of the Index regardless of the current or projected performance of a specific security or a particular industry, market sector, country or currency. Maintaining investments in securities regardless of market conditions or the performance of individual securities could cause the Fund’s return to be lower or higher than if the Fund employed an active strategy.”

Accordingly, no changes have been made in response to this comment.
13.	Comment:

Please confirm that it is appropriate to include “Tracking Error” disclosure in both the Principal Investment Strategies of the Fund and the Principal Risks of Investing in the Fund portions of the Risk/Return Summary of the Prospectus as it appears that the disclosure is more accurately categorized as only a risk of the Fund.

Response:

Registrant confirms that it is appropriate to include “Tracking Error” in both portions of the Risk/Return Summary of the Prospectus. Registrant notes that “Tracking Error” within the Principal Investment Strategies of the Fund portion provides investors with useful information as to what “Tracking Error” represents and why the performance of the Fund may vary relative to that of its index. Further, Registrant also notes that the “Tracking Error” disclosure within the Principal Risks of Investing in the Fund portion provides investors with useful information regarding the consequences of Tracking Error on the Fund’s performance and how long it may take a Fund’s portfolio to reflect modifications to the holdings of its Index. Accordingly, no changes have been made in response to this comment.

14.	Comment:	Please quantify how closely the Funds will track their respective indices.
Response:

Registrant has added the following sentence to the Principal Investment Strategies of the Fund portion of the Risk/Return Summary section of each Fund: “RIMCo expects that, over time, the Fund’s tracking error will not exceed 5%.”

15.	Comment:	In the Shareholder Fees table of the Risk/Return Summary section of the Prospectus, please either revise the table to include a separate line item for “Acquired Fund Fees and Expenses” or, in the alternative, please confirm supplementally that such a line item is not warranted as acquired fund fees and expenses do not exceed 0.01% of the average net assets of the Fund, per Instruction 3(f)(i) to Item 3 of Form N-1A.
Response:

Registrant confirms that acquired fund fees and expenses will not exceed 0.01% of the Fund’s average net assets and as such, a separate line item for these expenses will not be included per Instruction 3(f)(i) to Item 3 of Form N-1A.

16.	Comment:

With respect to the Annual Fund Operating Expenses table of the Risk/Return Summary, please confirm supplementally that the reason the Funds do not have a Shareholder Fee table is that they utilize creation units instead.

	Response:	Registrant confirms that the reason the Funds do not have a Shareholder Fee table is that they utilize creation units.
17.	Comment:	Please add separate risk disclosure regarding small capitalization equity securities under its own heading in the Principal Risks of Investing in the Fund section in the Funds’ Risk/Return Summaries.
Response:

The “Risk/Return Summary” section of the Prospectus describes generally the principal investment strategies of the Funds and the risks applicable to those investment strategies. Registrant believes that the level of detail on small capitalization securities in the “Risk/Return Summary” of the Prospectus is appropriate. Therefore, no changes have been made in response to this comment.

18.	Comment:

With respect to the Russell Small Cap Aggressive Growth ETF, please revise the Aggressive Growth Investing Risk under the Principal Risks of Investing in the Fund section in each Fund’s Risk/Return Summary, in plain English.

Response:

The Principal Risks of Investing in the Fund section of the Risk/Return Summary includes an explanation and discussion of the Fund’s aggressive growth investing style. The Aggressive Growth Investing Risk section of the Prospectus describes the risks associated with such an investment style.

Registrant believes that this disclosure is clear and provides sufficient information investors. Accordingly, no changes have been made in response to this comment.
19.	Comment:	Add the headings “Adviser” and “Portfolio Manager” to the Management section in the Funds’ Risk/Return Summaries where appropriate.
	Response:	Registrant has added these headings in accordance with this comment.
20.	Comment:

In the Principal Risks of Investing in the Fund portion of the Risk/Return Summary of the Prospectus, please provide a risk for the Fund’s use of an affiliated Index Provider as Registrant has included a discussion regarding the potential conflicts of interest related to such in post-Item 8 disclosure.

Response:

Registrant believes that, as a result of certain policies and procedures implemented in accordance with its exemptive relief that establish a firewall between the Index Provider and RIMCo, no material or principal risk results from the Fund’s use of an affiliated Index Provider. Registrant therefore believes that including such a risk in the Risk/Return Summary is not required by Form N-1A and may cause investor confusion and/or mislead investors as to the risks of investing in the Fund. Additionally, Registrant also believes that a discussion of these policies and procedures is not required by Form N-1A and is of a level of detail that is not appropriate for the Risk/Return Summary and as such, has included a discussion regarding the use of an affiliated Index Provider in the post-Item 8 disclosure. Accordingly, no changes have been made in response to this comment.

21.	Comment:

Confirm that there are no terms included in the Licensing Agreement between Fund and the Index Provider that might have material consequences for the Fund, or in the alternative, revise the disclosure to describe any such terms.

	Response:	Registrant confirms that there are no terms included in the Licensing Agreement between Fund and the Index Provider that might have material consequences for the Fund.
22.	Comment:	Remove all cross-references in the Prospectus that are not

permitted by Form N1-A.
Response:

Registrant respectfully declines to delete cross references to the more fulsome disclosure in the statutory prospectus. While Registrant recognizes that the Instructions to Form N-1A do not require such references, it believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Fund and that omitting such references may suggest to shareholders that all information relating to the Fund is contained in the summary.

23.	Comment:

In the Additional Information Regarding the Funds’ Principal Investment Strategies section of the Prospectus, please confirm that any strategy listed has also been sufficiently and accurately summarized in the Principal Investment Strategies of the Fund portion of the Risk/Return Summary of the Prospectus, or revise accordingly.

Response:

Registrant confirms that any strategy listed in the Additional Information Regarding the Funds’ Principal Investment Strategies section of the Prospectus has also been sufficiently and accurately summarized in the Principal Investment Strategies of the Fund portion of the Risk/Return Summary of the Prospectus.

24.	Comment:

In the Additional Information Regarding the Funds’ Principal Investment Strategies section of the Prospectus, please clarify supplementally what investment strategies are captured under the subsection “Certain Other Investments.” If this subsection is to denote non-principal investment strategies, please revise the subsection heading accordingly.

	Response:	Registrant notes that the investment strategies captured under the subsection “Certain Other Investments” are principal investment strategies, and as such, are appropriately placed within the Additional Information Regarding the Funds’ Principal Investment Strategies section of the Prospectus. Registrant believes that the placement of these strategies within such section of the Prospectus sufficiently and accurately identifies these strategies to investors as principal investment strategies. Accordingly, no changes have been made in response to this comment.
25.	Comment:

In the Principal Investment Strategies of the Fund portion of the Risk/Return Summary of the Prospectus, as the Fund may invest up to 20% of its assets in securities that do not comprise the Index, please include disclosure regarding the types of such securities in which the Fund may invest. Specifically, please also include disclosure concerning derivatives, if applicable, and indicate what percentage of the Fund’s assets is anticipated to be invested in derivatives.

Response:

As Registrant believes that the Fund’s investment in securities that do not comprise the Index is not a principal investment strategy of the Fund, Registrant respectfully declines to add the suggested disclosure to the Principal Investment Strategies of the Fund portion of the Risk/Return Summary section of the Prospectus and believes its current disclosure is sufficient for investors. Registrant also notes that it is not currently intended for the Fund to invest in derivatives. Should the Fund invest in derivatives in the future, Registrant will revisit this disclosure.

26.	Comment:

Please revise the parenthetical “subject to applicable limitations under the Investment Company Act of 1940, as amended” in the Additional Information Regarding the Funds’ Principal Investment Strategies portion of the Prospectus to explain what those applicable limitations are.

Response:

Registrant believes that including such an explanation may cause investor confusion and/or mislead investors as to the investment strategies of the Fund. Additionally, Registrant also believes that such an explanation is not required by Form N-1A and would be of a level of detail that is not appropriate for the Prospectus. Accordingly, no changes have been made in response to this comment.

27.	Comment:	Please confirm that the Funds’ 80% policies are in compliance with the Funds’ exemptive order.
	Response:	Registrant confirms that the Funds’ 80% policies are in compliance with the Funds’ exemptive order.

28.	Comment:

In the Additional Risk Information section of the Prospectus, please distinguish between the principal and non-principal risks for the Funds. The disclosure should clearly categorize a risk as either principal or non-principal.

Response:

Registrant believes that the introductory paragraph to the Additional Risk Information section of the Prospectus sufficiently indicates to investors that all of the risks described in the section are principal risks. Accordingly, no changes have been made in response to this comment.

29.	Comment:

Please confirm that the adviser does not participate in the fair valuation process explained in the How Net Asset Value is Determined portion of the Prospectus, or in the alternative, revise the disclosure accordingly.

	Response:	Registrant believes this disclosure is clear and concise and provides sufficient information for both potential and existing investors. As such, no change has been made in response to this comment.
30.	Comment:	Please confirm that there have been no material changes to the Authorized Participant Agreement, or in the alternative, file the updated Authorized Participant Agreement.
	Response:	Registrant confirms that there have been no material changes to the Authorized Participant Agreement.
31.	Comment:

As a general matter, the Staff objects to filing a prospectus under 485(a) with certain incomplete information. A 485(a) filing should be complete on its face. Please note for future filings with incomplete information, the Staff may not be able to grant acceleration, if requested. Additionally, the Branch Chief or Assistant Director could require Registrant to file another 485(a) filing. Please acknowledge that Registrant is aware of the obligation to file a complete prospectus under 485(a) and that it will attempt to satisfy this obligation for future filings to the best of its ability.

	Response:	Registrant acknowledges that it is aware of its obligation to file a prospectus under 485(a) with complete information and will attempt to satisfy this obligation for future filings to the best of its ability.

Registrant notes, however, that certain information was not provided in the 485(a) filing (such as annual fund operating expenses) because it was not available at the time of filing. Registrant will only issue the Funds to certain large institutional investors known as “Authorized Participants” in large blocks of shares (i.e., Creation Units). The process to make a newly effective Fund available through such process can take several months, due to operational considerations. Russell’s process for launching new Funds takes this timeframe into account, which may result in the filing of 485(a) amendments prior to final determinations on certain aspects of the Funds, such as Creation Unit data. With respect to any new Fund, however, Registrant will endeavor to include such information in the 485(a) filing, to the extent available.

32.	Comment:	Under the Principal Risks of Investing in the Fund portion of the Risk/Return Summary for each Fund, please clarify in plain English the risks associated with investing in a new index.
	Response:	Registrant has added the following disclosure to the Principal Risks of Investing in the Fund portion of the Risk/Return Summary for each Fund in response to this comment:
New Index Risk. The Index is new and has a limited performance history. It is possible that a new index may experience errors in its construction.

STATEMENT OF ADDITIONAL INFORMATION

33.	Comment:	Please confirm that all non-principal investment strategies and risks are disclosed in the SAI. Moreover, to the extent that principal risks are disclosed in the SAI, please confirm that all principal risks are also disclosed in the corresponding Prospectus or revise accordingly. Finally, please confirm that the principal and non-principal risks are appropriately distinguished from each other.

Response:

Registrant confirms that all non-principal investment strategies and risks are disclosed in the SAIs. Registrant further confirms that all principal risks disclosed in an SAI are also disclosed in the corresponding Prospectus. However, with respect to the Staff’s request for Registrant to confirm that the principal and non-principal risks are appropriately distinguished from each other, Registrant notes that Item 16(b) of Form N-1A does not require such a presentation in the SAI. Accordingly, Registrant has not made any changes in response to this comment. However, Registrant will consider implementing the comment in its next annual update filing.

34.	Comment:

With respect to investment restriction number three under the Investment Restrictions portion of the Prospectus, please revise the disclosure to include additional information about when the fund may borrow and how much it may borrow.

	Response:	Registrant has added the following disclosure in response to this comment:

“Under the 1940 Act, each Fund is presently permitted to borrow up to 5% of its total assets from any person for temporary purposes, and may also borrow from banks, provided that if borrowings exceed 5%, the Fund must have assets totaling at least 300% of the borrowing when the amount of the borrowing is added to the company’s other assets. Put another way, an investment company may borrow, in the aggregate, from banks and others, amounts up to one-third (33 1/3%) of its total assets (including those assets represented by the borrowing). Accordingly, if a Fund were required to pledge assets to secure a borrowing, it would pledge no more than one-third (33 1/3%) of its assets.”

35.	Comment:

In the “General Investment Strategies and Portfolio Instruments” section of the SAI, please distinguish between principal and non-principal strategies. The disclosure should clearly categorize a strategy as either principal or non-

principal.
Response:

Registrant notes that Item 16(b) of Form N1-A does not require such a presentation in the SAI. Accordingly no changes have been made in response to this comment. However, Registrant will consider implementing the comment in its next annual update filing.

36.	Comment:	With respect to investment restriction number three, please add disclosure discussing the 1940 Act’s limits on leveraging.
	Response:	Please see Registrant’s response to Comment 34.
37.	Comment:	Please confirm that the Funds’ custom orders for creation units policy under the Purchase and Redemption of Creation Units portion of the SAI is in compliance with the Funds’ exemptive order.
	Response:	Registrant confirms that the Funds’ custom orders for creation units policy under the Purchase and Redemption of Creation Units portion of the SAI is in compliance with the Funds’ exemptive order.
38.	Comment:

Please revise the disclosure contained in the Investment Restrictions portion of the SAI to include additional information regarding the Funds’ policies in the event a Fund’s illiquid asset holdings exceed 15% of the Fund’s net assets.

	Response:	Registrant has revised the “Investment Restrictions” section of the Statement of Additional Information to indicate that the 15% limitation on illiquid investments applies at the time of investment.
39.	Comment:	Please disclose that the SAI informs investors that information published by the Index Provider is available to the public.
Response:

The Index Availability subsection of the Information About the Indexes section of the SAI states: “The Russell Indexes are maintained daily by Russell Indexes, a division of Russell Investments and are available on www.Russell.com.”

Please call me at (617) 654-8617 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Michelle E. Peters

Michelle E. Peters

cc:	John V. O’Hanlon
Mary Beth Rhoden